Exhibit 11.0

Calculation of Earnings per Share

	December 31,
	2007	2006	2005
Weighted Average Shares Outstanding	4,073	4,086	4,063
Common Stock Equivalents	115	127	124
Average Common Shares and Equivalents, Fully Diluted	4,188	4,213	4,187
Net Income ($000)	$2,424	$2,951	$2,981
Basic Earnings per Share	$0.60	$0.72	$0.73
Diluted Earnings per Share	$0.58	$0.70	$0.71